Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction

Thorne Research, Inc.	Delaware

Health Elements, LLC	Delaware

WellnessFX, Inc.	Delaware

Drawbridge Health, Inc.	Delaware

Tecton Group, LLC	Delaware

NR Therapeutics, LLC	Delaware